Sun Life Financial increases quarterly dividend on Common Shares and declares dividend on Preferred Shares
Toronto — February 9, 2006 — The Board of Directors of Sun Life Financial Inc. (TSX, NYSE: SLF) today announced a quarterly shareholder dividend of $0.275 per common share, payable April 3, 2006 to shareholders of record at the close of business on February 22, 2006. This represents an increase of approximately 8% from the $0.255 paid in the previous quarter. The increase in the common share dividend reflects the Company’s strong financial performance and management’s confidence in the solid progress made in the business operations. The Company is also increasing its target payout ratio to 30 to 40% of operating earnings.
The Board of Directors of Sun Life Financial Inc. also announced quarterly dividends of $0.296875 per Class A Non-Cumulative Preferred Share Series 1; $0.30 per Class A Non-Cumulative Preferred Share Series 2; and $0.234692 per Class A Non-Cumulative Preferred Share Series 3, payable March 31, 2006 to shareholders of record at close of business on February 22, 2006.
Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2005, the Sun Life Financial group of companies had total assets under management of $387 billion.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.
Note to Editors: All figures in Canadian dollars.

Media Relations Contact:	Investor Relations Contact:
Susan Jantzi	Kevin Strain
Manager, Media Relations	Vice-President, Investor Relations
Tel: 519-888-3160	Tel: 416-204-8163
susan.jantzi@sunlife.com	investor.relations@sunlife.com